Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 13, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Capital Advisors Growth Fund (S000005062)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of April 8, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 314 to its registration statement.  PEA No. 314 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 25, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Capital Advisors Growth Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the comments by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Fund Operating Expenses After Fee Waiver and/or Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.
Staff Comment:  Please delete the last sentence of footnote 1 to the Annual Fund Operating Expenses table in the Fund’s Summary Section — Fees and Expenses of the Fund, as this is not expressly required or permitted per Form N-1A.

Response:  The Trust responds by making the requested deletion.

3.
Staff Comment:  Please delete the second sentence of footnote 2 to the Annual Fund Operating Expenses table in the Fund’s Summary Section — Fees and Expenses of the Fund, as this is not expressly required or permitted per Form N-1A.

Response:  The Trust responds by making the requested deletion and moving the disclosure to the subsection titled “Fund Expenses” in Item 10.

4.	Staff Comment: In the Summary Section – Principal Investment Strategies, please consider revising the last sentence of paragraph 4 as follows:

“The Fund is non-diversified which means that with respect to 50% of its total assets, it may make larger investments in individual companies than a fund that is diversified.  However, with respect to the other 50% of its total assets, the Fund may only invest 5% of its total assets in ~~any one individual security~~the securities of any one individual company.”

Response:  The Trust responds by making the requested revision.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust